Exhibit 99.1

Murchinson Sends Open Letter to Fellow Nano Dimension Shareholders Regarding the Latest Questionable Actions Taken by CEO Yoav Stern and the Nano Board of Directors

Exposes Recent All-Expenses Paid Trip for Mr. Stern and the Board, Despite Nano Recently Cutting 25% of Its Workforce to Reduce Cash Burn

Questions Timing of Recent Desktop Metal Stock Price Jump, Leading Murchinson to Believe Nano May Be in Deal Talks with Desktop Metal and Urges the Nano Board to Seek Shareholder Approval for any Strategic Deal

Expects Israeli Court to Issue a Ruling on the Validity of the March 2023 EGM Vote, in Which Shareholders Overwhelmingly Supported Murchinson’s Proposals

Pending the Outcome of Various Lawsuits, Affirms Willingness to Continue to Spend the Time and Resources Necessary to Replace the Board and Mr. Stern at the 2024 Annual General Meeting

TORONTO--(BUSINESS WIRE)--Murchinson Ltd., one of the largest shareholders of Nano Dimension Ltd. (NASDAQ: NNDM), today issued an open letter to fellow shareholders. The full text of the letter is below.

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Dear Fellow Nano Shareholders,

Murchinson Ltd. (collectively with the funds it advises and/or sub-advises, “Murchinson” or “we”), is one of the largest shareholders of Nano Dimension Ltd. (“Nano Dimension,” “Nano,” or the “Company”). Over the past two years, we have invested considerable time and resources in an effort to effectuate meaningful change at Nano to finally address the anti-shareholder culture that has taken hold under contractless CEO Yoav Stern.1 Despite these efforts, including numerous attempts at raising these serious issues with the Nano Board of Directors (the “Board”), the troubling status quo remains – and Mr. Stern continues to make decisions that we believe are illegitimate and contrary to Nano’s and your best interests.

The list of illegitimate actions of Nano continues to grow. We have recently learned that the “refreshed” Board (after the addition of three new board-appointed members since the September 2023 Annual Meeting) took a company-sponsored trip to Alaska. Notably, this lavish trip took place while a war rages in Israel and after the Company fired a quarter of its workforce to reduce cash burn.2 Since Nano cancelled its extraordinary general meeting (“EGM”), at which a significant increase to the directors’ compensation was up for a vote, we view this trip as nothing more than an attempt by Mr. Stern to buy the directors’ loyalty to support his initiatives, all at the expense of shareholders. Despite claiming in its response to us that the Board’s schedule was very busy and included several “strategic meetings,” we are not aware of any other nexus that Nano has to Alaska to justify wasting company resources on such a seemingly unnecessary and costly Board trip.

Mr. Stern has been attempting to acquire other 3D printing companies, albeit unsuccessfully, for some time now.3 Although we are not aware of any specific transaction at this time, the recent trading frenzy in Desktop Metal, Inc. (“Desktop Metal” or “DM”) shares, particularly on June 18, 2024, when DM shares jumped about 60% on very high volume, is in our view highly suspicious and a potential indication that deal talks could be underway. In this context, the lavish Alaska trip also takes on more significance, given that Mr. Stern would need the directors’ support to push through such a deal without shareholder support.

1 According to Nano Dimension’s latest annual report, CEO is engaged by Nano without contract and compensation (other than expenses) since September 2023.

2 Nano Dimension press release dated March 21, 2024.

3 Nano Dimension press release dated July 28, 2023; See also Nano Form 20-F filed with the U.S. Securities and Exchange Commission on March 21, 2024.

If this hypothesis is correct, it only further solidifies our concerns that Mr. Stern operates the Company for his own self-interest and demonstrates the recklessness of Nano’s management team and the Board. Less than a year ago, Mr. Stern spoke with nothing but disdain towards Desktop Metal in press releases and YouTube videos when Stratasys Ltd. tried to acquire it, stating, among other things: “Desktop Metal is a cash-burning former special purpose acquisition company (SPAC) that has underperformed and destroyed substantial shareholder value.”4 Mr. Stern made clear in an email to our attorney that he would be willing to pursue a “$599mm” acquisition for the sole purpose of hurting us, as if such actions can possibly only hurt select shareholders and not all of them. The entire unsettling string of messages can be found starting at page 9 of the attachment to our Schedule 13D/A filed on December 8, 2023.5

Trading at a negative enterprise value inherently means that, if the Company were to acquire DM (or any company which doesn’t trade at an enterprise value lower than Nano’s), Nano would be buying a higher multiple target, effectively making this would-be deal value dilutive by definition. It is the duty of the Board as stewards of shareholder capital to reject such attempts to destroy shareholder value. We, as one of the largest Nano shareholders, intend to object to any deal that is not in Nano’s and its shareholders’ best interests.

We remind you that our deep concerns are not raised in a vacuum. The Stern legacy of bad deals started with the acquisition of DeepCube in 2021 from two then-sitting Nano directors, who were appointed when Mr. Stern essentially had a veto power over all changes to the composition of the Board. This $70mm deal is now the subject of derivative action in Israel. We believe any deal that the current Stern-led Board may approve, especially if not subject to a fully-informed shareholder vote (certainly in light of the questionable legitimacy of the composition of the Board and the pending lawsuits), would similarly become the subject of a class action against the Company and its Board.

Importantly, the Israeli Court is expected to issue a decision on the March 2023 EGM outcome, in which shareholders voted overwhelmingly in support of Murchinson’s four proposals – including the removal of Mr. Stern from the Board. You may recall that Nano’s primary argument against recognizing the validity of that vote (and the resulting Board changes, among others) is that ADR holders are not shareholders of Nano, and therefore, have no shareholder rights. This argument underscores the anti-shareholder culture that permeates Nano under Mr. Stern’s leadership, especially when considering the fact that all of Nano’s cash was raised by selling ADRs and that ADRs are the only listed securities of the Company.

Notably, the Company is expected to hold its next AGM no later than early December 2024. Given the Stern-led Board’s refusal to engage with us, one of its largest shareholders, in good faith over the past two years, we see no option than to continue our fight for shareholder-driven change. Rest assured that we are willing to spend the time and resources we deem necessary (pending, among other things, the outcome of the various lawsuits) to replace Board members at the next AGM, including Mr. Stern, whose director class is up for re-election this year.

We are highly confident that a Stern-free Board will not support a strategic transaction that is neither put to a shareholder vote nor in the best interest of Nano shareholders and that such Board would conduct proper due diligence and consider all options for unwinding any such deal.

4 Nano Dimension press release dated September 14, 2023.

5 https://www.sec.gov/Archives/edgar/data/1643303/000092189523002733/ex991to13da1113459002_112823.pdf

The market has spoken loud and clear. Nano’s stock is stuck in the low-$2’s every time the buyback is halted. If the market had any faith at all in Mr. Stern’s ability to create value, the stock would have been trading at least its cash value, which according to our calculation is greater than $4 at this time. Mr. Stern’s past empty threats that he would resign following any changes to the Board that he doesn’t agree with, are, in our opinion, proof that he only serves his own interests rather than those of shareholders. It is truly confounding that the Board has continued to endorse a CEO that has repeatedly shown he is not only self-serving, but also lacks the integrity to follow through on his commitments. We urge our fellow shareholders to make their views known and remind the Board that they serve their interests – not Mr. Stern’s.

Sincerely,

Murchinson Ltd.

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About Murchinson

Founded in 2012 and based in Toronto, Canada, Murchinson is an alternative asset management firm that serves institutional investors, family offices and qualified clients. The firm has extensive experience capturing the best returning opportunities across global markets. Murchinson’s multi-strategy approach allows it to execute investments at all points in the market cycle with fluid allocation between strategies. Our team targets corporate action, distressed investing, private equity and structured finance situations, leveraging its broad market experience with a variety of specialized products and sophisticated hedging techniques to deliver alpha within a risk-averse mandate. Learn more at www.murchinsonltd.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking information within the meaning of applicable securities laws. In general, forward-looking information refers to disclosure about future conditions, courses of action, and events. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the use of any of the words “anticipates”, “believes”, “expects”, “intends”, “plans”, “will”, “would”, and similar expressions are intended to identify forward-looking statements. For example, when we say that the Israeli Court decision on the March 2023 EGM is expected shortly, we are using a forward-looking statement. These statements are based on current expectations of Murchinson and currently available information. Forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict, and are based upon assumptions as to future events that may not prove to be accurate. Murchinson undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable securities legislation.

Disclaimer

The information contained or referenced herein is for information purposes only in order to provide the views of Murchinson and the matters which Murchinson believes to be of concern to shareholders described herein. The information is not tailored to specific investment objections, the financial situations, suitability, or particular need of any specific person(s) who may receive the information and should not be taken as advice in considering the merits of any investment decision. The views expressed herein represent the views and opinions of Murchinson, whose opinions may change at any time, and which are based on analyses of Murchinson and its advisors. Nothing in this press release should be construed as a waiver of Murchinson's claims and arguments, nor an admission on any arguments and claims towards Nano.

Contacts

Longacre Square Partners
Ashley Areopagita
murchinson@longacresquare.com